August 13, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549
Attn:    Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:    FBL Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 19, 2010
Definitive 14A
Filed March 31, 2010
File Number: 001-11917

Dear Mr. Rosenberg:

On behalf of FBL Financial Group, Inc., this letter responds to the comments of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated July 30, 2010, concerning the company's filings referenced above. In order to facilitate your review of our responses, we have repeated your comments in bold in numerical order, immediately followed by our response in plain text. References throughout this letter to "we" and "our" are to FBL Financial Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1.    You disclose that the measure "premiums collected" is not used in the financial statements prepared according to US GAAP and that there is no comparable financial measure. Please revise your disclosure here and in other sections of the filing to describe what is included in this non-GAAP measure. For premiums collected on insurance products present the most directly comparable financial measure and a corresponding reconciliation as required by Rule 10(e)(1)(i)(A) and (B) of Regulation S-K. Also, for premiums collected on non-insurance products, revise to disclose total fees and charges earned on these products for each year presented.

RESPONSE:

In future filings, we will expand the description of collected premiums in the Segment Information footnote beginning with Item 1 of Form 10-Q for the quarter ending September 30, 2010, and continuing in Item 8 of Form 10-K for the year ending December 31, 2010. We will also provide a reconciliation of collected premiums on life insurance products to traditional life insurance premiums reported in the GAAP financial statements. For non-insurance products, we will provide a summary of fees and charges earned on those products. To illustrate the annual disclosure in Form 10-K, we have modified the 2009 disclosure as follows:

Item 1: Business -- Segmentation of Our Business
See Note 14 of the Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Segment Information" for additional information regarding our financial results by operating segment. Included in the following discussion of our segments are details regarding premiums collected by product type and distribution source. We use premiums collected to measure the productivity of our exclusive and independent agents. Premiums collected is not a measure used in financial statements prepared according to U.S. generally accepted accounting principles (GAAP). Note 14 also includes a discussion of the most comparable GAAP financial measures and, as applicable, a reconciliation to such GAAP measures.

Item 7: Results of Operations

Premiums collected represents cash premiums received on life insurance policies and deposits on annuity and universal life-type products. Premiums collected is not a measure used in financial statements prepared according to U.S. generally accepted accounting principles (GAAP). See Note 14, “Segment Information,” to our consolidated financial statements for a discussion of the most comparable GAAP financial measures and, as applicable, a reconciliation to such GAAP measures. We use premiums collected to measure the productivity of our exclusive and independent agents. Direct premiums collected in the Traditional Annuity - Exclusive Distribution segment increased in 2009 primarily due to lower short-term market interest rates during the first part of the year making certificates of deposits and other short-term investments less attractive in relation to our traditional fixed annuity products. Direct premiums collected in the Traditional Annuity - Independent Distribution segment decreased in 2009 as a result of rate and other actions taken to preserve capital in the second half of 2008 and 2009, partially offset by a more favorable market environment for traditional annuity products. Variable premiums collected tend to vary with volatility, performance of and confidence level in the equity markets as well as crediting and interest rates on competing products, including fixed rate annuities and bank-offered certificates of deposit. Premiums from reinsurance assumed decreased in 2009 due to the recapture of a closed block of annuity and life insurance policies by a reinsurer. See additional details on this transaction in the "Reinsurance Recapture Transaction" and "Traditional Annuity - Independent Distribution Segment" sections that follow.
Item 8: Note 14 Segment Information
Premiums collected, which is not a measure used in financial statements prepared according to GAAP, include premiums received on life insurance policies and deposits on annuities and universal life-type products. Net premiums collected totaled $1,231.0 million in 2009, $2,156.9 million in 2008 and $2,078.4 million in 2007.
Under GAAP, premiums on whole life and term life policies are recognized as revenues over the premium-paying period and reported in the Traditional and Universal Life Insurance segment. The following chart provides a reconciliation of life insurance premiums collected to those reported in the GAAP financial statements.

Reconciliation of Traditional Life Insurance Premiums, Net of Reinsurance

	Year ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Traditional & universal life insurance premiums collected	$209,065	$202,845	$197,599
Premiums collected on interest sensitive products	(54,303)	(54,340)	(52,785)
Traditional life insurance premiums collected	154,762	148,505	144,814
Change in due premiums and other	913	681	(132)
Traditional life insurance premiums	$155,675	$149,186	$144,682

There is no comparable GAAP financial measure for premiums collected on annuities and universal life-type products. GAAP revenues for those interest sensitive, indexed and variable products consist of various policy charges and fees assessed on those contracts, as summarized in the chart below.

Interest Sensitive and Index Product Charges by Segment

	Year ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Traditional Annuity - Exclusive Distribution
Administration charges	$37	$72	$115
Surrender charges	778	922	996
Total	$815	$994	$1,111

Traditional Annuity - Independent Distribution
Surrender charges	$63,776	$30,467	$20,466

Traditional and Universal Life Insurance
Administration charges	$7,873	$8,012	$7,081
Cost of insurance charges	38,052	38,043	36,904
Surrender charges	591	495	579
Amortization of policy initiation fees	1,390	1,005	1,607
Total	$47,906	$47,555	$46,171

Variable
Administration charges	$6,915	$7,264	$7,389
Cost of insurance charges	29,476	28,975	27,284
Surrender charges	1,705	1,619	1,374
Separate account charges	7,377	9,188	10,048
Amortization of policy initiation fees	903	1,137	686
Total	$46,376	$48,183	$46,781

Consolidated interest sensitive & index product charges	$158,873	$127,199	$114,529

Significant Accounting Policies and Estimates, page 76

2. Your disclosure here appears to provide the hypothetical effects of changes in the material assumptions used to develop each estimate. If the hypothetical effects of changes in assumptions are reasonably likely please revise your disclosure to state this fact and discuss why management believes the changes in assumptions quantified are reasonably likely. If the hypothetical change are not reasonably likely, please revise your disclosure to eliminate the reference to a hypothetical change and quantify the impact that reasonably likely changes in the material assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the changes in assumptions quantified are reasonably likely.

RESPONSE:

Our discussion of material assumptions and estimates used in preparing our consolidated financial statements includes sensitivity illustrations, which highlight the impact of changes in the material assumptions used to estimate amortization of deferred policy acquisition costs and deferred sales inducements as well as our pension plan obligation. While we believe the material assumptions used in preparing our consolidated financial statements were appropriate and consistent with the required accounting guidance, we recognize that those assumptions may change over time as circumstances change. In certain circumstances, based on experience, we have a perspective as to what assumption changes are reasonably likely and have highlighted the impact of such changes within the disclosure. Our future disclosures will be expanded to describe more clearly what those sensitivity disclosures are attempting to convey and how they were developed. In addition, we will clarify why a sensitivity analysis is not provided for other critical estimates. To illustrate we have modified the 2009 disclosures as follows:

Balance Sheet Caption	Description of Critical Estimate	Assumptions / Approach Used	Effect if Different Assumptions / Approach Used
Fixed maturities - available for sale
Excluding U.S. Government treasury securities, very few of our fixed maturity securities trade on the balance sheet date. For those securities without a trade on the balance sheet date, fair values are determined using valuation processes that require judgment.

Fair values are obtained primarily from a variety of independent pricing sources, whose results we evaluate internally. Details regarding valuation techniques and processes are summarized in Note 1, "Significant Accounting Policies - Investments - Fair Values," and Note 4, "Fair Values of Financial Instruments," to our consolidated financial statements.

At December 31, 2009, our fixed maturity securities classified as available for sale had a fair value of $9,864.6 million, with gross unrealized gains totaling $251.8 million and gross unrealized losses totaling $725.8 million. Due to the large number of fixed maturity securities held, the unique attributes of each security and the complexity of valuation methods, it is not practical to estimate a potential range of fair values for different assumptions and methods that could be used in the valuation process.

Fixed maturities - available for sale and equity securities
We are required to exercise judgment to determine when a decline in the value of a security is other than temporary. Whether a realized loss needs to be recognized in earnings and the amount of the loss depends on whether (1) a decline in market value is other than temporary, (2) the extent to which a decline is related to credit versus non-credit related factors, (3) our intent to hold or sell the security, and (4) whether or not we could be required to sell prior to recovery. The previous amortized cost is adjusted by the loss reported in earnings to provide a new cost basis for fixed maturity securities and the fair value becomes the new cost basis for equity securities.

We evaluate the operating results of the underlying issuer, near-term prospects of the issuer, general market conditions, causes for the decline in value, the length of time there has been a decline in value, other key economic measures and our intent to sell and whether or not we would be required to sell prior to recovery.

At December 31, 2009, we had 962 fixed maturity and equity securities with gross unrealized losses totaling $730.5 million. Included in the gross unrealized losses are losses attributable to both movements in market interest rates as well as temporary credit issues. Details regarding these securities are included in the "Financial Condition - Investments" section above.
Due to the large number of securities within the investment portfolio and the unique credit characteristic of each, it is not practical to estimate a range of other-than-temporary impairment losses. As discussed in Note 2 to our consolidated financial statements, we believe that all other-than-temporary impairment losses within the portfolio have been recognized.

Balance Sheet Caption	Description of Critical Estimate	Assumptions / Approach Used	Effect if Different Assumptions / Approach Used
Deferred policy acquisition costs and deferred sales inducements
Amortization of deferred policy acquisition costs and deferred sales inducements for participating life insurance and interest sensitive and index products is dependent upon estimates of future gross profits or margins on this business. Key assumptions used include the following:
- amount of death and surrender benefits and the length of time the policies will stay in force,
- yield on investments supporting the liabilities,
- amount of interest or dividends credited to the policies,
- amount of policy fees and charges, and
- amount of expenses necessary to maintain the policies.
These estimates, which are revised at least annually, are based on historical results and our best estimate of future experience.
Amortization of deferred policy acquisition costs and deferred sales inducements for participating life insurance and interest sensitive and index products is expected to total approximately $85.6 million for 2010, excluding the impact of new production in 2010.
Based upon a historical analysis of fluctuations in estimated gross profits, we believe it is reasonably likely that a 10% change in estimated gross profits could occur. A 10% increase in estimated gross profits for 2010 would result in $6.4 million of additional amortization expense. Correspondingly, a 10% decrease in estimated gross profits would result in $6.3 million reduction of amortization expense. The information above is for illustrative purposes only and does not reflect our expectations regarding future changes in estimated gross profits.

Future policy benefits
Reserving for future policy benefits for traditional life insurance products requires the use of many assumptions, including the duration of the policies, mortality experience, lapse rates, surrender rates and dividend crediting rates.

The development of reserves for future policy benefits for index annuities requires the valuation of the embedded derivatives relating to the contract holder's right to participate in one or more market indices. This valuation requires assumptions as to future option costs that are dependent upon the volatility of the market indices, risk free interest rates, market returns and the expected lives of the contracts.

These assumptions are made based upon historical experience, industry standards and a best estimate of future results and, for traditional life products, include a provision for adverse deviation. For traditional life insurance, once established for a particular series of products, these assumptions are generally held constant. For index annuities, these assumptions are revised at each balance sheet date.

Due to the number of independent variables inherent in the calculation of traditional life insurance reserves and reserves for the embedded derivatives in index annuities, it is not practical to perform a sensitivity analysis on the impact of reasonable changes in the underlying assumptions. The cost of performing detailed calculations using different assumption scenarios outweighs the benefit that would be derived. We believe our assumptions are realistic and produce reserves that are fairly stated in accordance with GAAP.

Balance Sheet Caption	Description of Critical Estimate	Assumptions / Approach Used	Effect if Different Assumptions / Approach Used
Other assets/liabilities
The determination of net periodic pension expense and related accrued/prepaid pension cost requires the use of estimates as to the expected return on plan assets, discount rate on plan liabilities and other actuarial assumptions. Pension expense for 2009 totaled $8.5 million.

We assume an expected long-term rate of return on plan assets of 7.00% and a discount rate of 5.52%. Details regarding the method used to determine the discount rate are summarized in Note 9, "Retirement and Compensation Plans," to our consolidated financial statements.

The long-term rate of return may fluctuate over time based on asset mix and if investment returns over a long period of time significantly differ from historical returns. The discount rate changes annually as it is based on current yields for high-quality corporate bonds with a maturity approximating the duration of our pension obligations. As fluctuations in the expected long-term rate of return and discount rate have been historically moderate and we have no current plans to change our investment strategy significantly, we believe a change of up to 100 basis points is reasonably likely. A 100 basis point decrease in the expected return on assets would result in a $0.7 million increase in pension expense and a 100 basis point increase would result in a $0.7 million decrease to pension expense. A 100 basis point decrease in the assumed discount rate would result in a $0.5 million increase in pension expense while a 100 basis point increase would result in a $0.7 million decrease to pension expense. The information above is for illustrative purposes only and does not reflect our expectations regarding future changes in the long-term rate of return or discount rates.

Deferred income taxes
A valuation allowance against deferred income tax assets is established if it is more likely than not that some portion or all of the deferred income tax assets will not be realized. No valuation allowance was recorded on deferred tax assets at December 31, 2009.

We utilize tax planning strategies, which require forward-looking assumptions and management judgment, to assess the need for a valuation allowance. The deferred tax assets related to fixed maturity and equity securities will more likely than not be fully realized considering our buy-and-hold investment philosophy for securities experiencing unrealized losses and available tax planning strategies that management is willing to implement for securities experiencing realized losses, if necessary. Our tax planning strategy is to sell various appreciated securities and other capital assets that if sold would result in sufficient capital gains to realize the deferred tax assets, thus minimizing the need for a valuation allowance.

At December 31, 2009, we held deferred tax assets totaling $510.8 million, which includes $192.0 million related to fixed maturity and equity securities. A significant decline in the value of assets incorporated into our tax planning strategies could lead to the establishment of a valuation allowance on deferred tax assets having an adverse effect on earnings.
Given the number of variables involved, including the difficulty in developing a range of reasonably likely fair values of fixed maturity securities as discussed above, it is not practical to estimate a range of changes to the valuation allowance.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4) Fair Values of Financial Instruments, page 108

3.     We note that you have transferred approximately $540 million from level three to level two for the year ended December 31, 2009. Please disclose your policy for transfers in and out of level three.

RESPONSE:

Within Note 4 of the 2009 financial statements, page 110, we provide a definition of what constitutes Level 1, 2 and 3 securities. The definitions are generally based upon the level of observability of the inputs used to form the pricing estimate. Securities will move between levels when pricing inputs become either more or less observable. In the case of the transfer noted above, we had relied on estimates from outside brokers for certain securities which at December 31, 2009, were obtained through internal and external pricing models that rely on more observable individual security and industry data inputs. We will clarify our policy in future filings as follows:

"In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. From time to time there may be movements between levels as inputs become more or less observable, which may depend on several factors including the activity of the market for the specific security, the activity of the market for similar securities, the level of risk spreads and the source of the information from which we obtain the information. Transfers in or out of Level 3 are measured as of the beginning of period."

Proxy Statement on Schedule 14A, filed March 31, 2010

Nominees for Class B Director, to be elected by the Class B Common Shareholders, page 9

4.    We note that you do not disclose for each of your Class B directors the specific experiences, qualifications, attributes or skills that qualify the person to serve as a director, as required by Item 401(e) of Regulation S-K. You are required to provide this information under Item 10 of Form 10-K regardless of who elects the Class B directors. Please confirm that you will provide the required disclosure with respect to the Class B directors in future filings.

RESPONSE:

We hereby confirm that we will provide the required disclosures with respect to the Class B directors in future filings.

Board's Role in Risk Oversight, page 12

5.    We note that the management Development and Compensation Committee concluded that the Company's compensation policies and practices for all employees, including executive officers, do not create risks that are likely to have a material adverse effect on the Company. Supplementally, please describe the process you undertook to reach that conclusion.

RESPONSE:

To assist the Management Development and Compensation Committee in determining a conclusion in regard to compensation risk oversight, management created an internal work group to understand the relevant SEC requirements and review the Company's situation. That work group consisted of two lawyers from the Company's legal department responsible for SEC matters, the head of the Human Relations Department, the head of the Employee Benefits Department, and the chair of the internal Enterprise Risk Management Committee.

The work group reviewed the new SEC requirement, including commentaries from various legal sources, commentaries regarding risk analysis from a large CPA firm and input from industry sources. The work group inventoried each of the Company's forms of compensation and reviewed each for incentives that could be reasonably considered risk inducing. We also reviewed provisions in the compensation arrangements that created balances or countermeasures to the risk inducing provisions, such as stock ownership requirements and clawbacks, and concluded that each of the arrangements had appropriate safeguards to mitigate systemic employee misconduct.

We reduced our deliberations to a descriptive memorandum to the Management Development and Compensation Committee, and the Committee reviewed the results at a regularly called meeting, and with its independent compensation consultant. The Committee then accepted the report and its conclusions.

The Company acknowledges that:
•
we are responsible for the adequacy and accuracy of the disclosure in the filing;
•
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that these responses have addressed the issues raised in the comment letter. However, should you require additional information, please do not hesitate to contact me at (515) 225-5631 or Don Seibel, Vice President-Finance, at (515) 226-6399.

Sincerely,

By: /s/ James P. Brannen
James P. Brannen
Chief Financial Officer
FBL Financial Group, Inc.